SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 5)

CareMax, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

244413 100

(CUSIP Number)

David J. Clark

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

Copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 244413 100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,691,423(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,691,423(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,691,423(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.72%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 15,811,090 shares of Class A common stock held directly by Deerfield Partners, L.P. (“Deerfield Partners”); (ii) 2,830,333 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; and (iii) 50,000 shares of Class A common stock held directly by Steven Hochberg, an operating partner in Deerfield Management Company, L.P. (“Deerfield Management”), for the benefit, and at the direction, of Deerfield Management.

(2)	Based on 87,367,972 shares of Class A common stock outstanding as of May 6, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

SCHEDULE 13D

CUSIP No. 244413 100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,641,423 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,641,423 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,641,423 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.67%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reported shares include: (i) 15,811,090 shares of Class A common stock held directly by Deerfield Partners and (ii) 2,830,333 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners.

(2)	Based on 87,367,972 shares of Class A common stock outstanding as of May 6, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

SCHEDULE 13D

CUSIP No. 244413 100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,641,423 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,641,423 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,641,423 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.67%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 15,811,090 shares of Class A common stock held directly by Deerfield Partners and (ii) 2,830,333 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners.

(2)	Based on 87,367,972 shares of Class A common stock outstanding as of May 6, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

SCHEDULE 13D

CUSIP No. 244413 100	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,691,423(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,691,423(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,691,423(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.72%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The reported shares include: (i) 15,811,090 shares of Class A common stock held directly by Deerfield Partners; (ii) 2,830,333 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; and (iii)  50,000 shares of Class A common stock held directly by Steven Hochberg, an operating partner in Deerfield Management, for the benefit, and at the direction, of Deerfield Management.

(2)	Based on 87,367,972 shares of Class A common stock outstanding as of May 6, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

END OF COVER PAGES

CUSIP No. 244413 100	Page 6 of 9 Pages

This Amendment No. 5 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by by (i) Deerfield Management, (ii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iii) Deerfield Partners, (iv) James E. Flynn, a natural person (“Flynn” and, together with Deerfield Management, Deerfield Mgmt and Deerfield Partners, the “Reporting Persons”), (v) DFHTA Sponsor, LLC, (vi) Steven I. Hochberg, a natural person, and (vii) Lawrence Atinsky, a natural person, with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of CareMax, Inc., a Delaware corporation (formerly known as Deerfield Healthcare Technology Acquisitions Corp.) (the “Issuer” and such Schedule 13D as so previously amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

Merger Agreement

As previously disclosed by the Issuer, on May 31, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) the Issuer, (ii) Sparta Merger Sub I Inc. (“Merger Sub I”), (iii) Sparta Merger Sub II Inc. (“Merger Sub II”), (iv) Sparta Merger Sub III Inc. (“Merger Sub III” and, together with Merger Sub I and Merger Sub II, “Merger Subs” and each a “Merger Sub”), (v) Sparta Merger Sub I LLC (“Merger LLC I”), (vi) Sparta Merger Sub II LLC (“Merger LLC II”), (vii) Sparta Merger Sub III LLC (“Merger LLC III” and, together with Merger LLC I and Merger LLC II, “Merger LLCs” and each a “Merger LLC”), (viii) Sparta Sub Inc. (“SACN Holdco”), (ix) SNCN Holdco Inc. (“SNCN Holdco”), (x) SICN Holdco Inc. (“SICN Holdco” and, collectively with SACN Holdco, SNCN Holdco, Steward National Care Network, Inc. (“SNCN”), Steward Integrated Care Network, Inc. (“SICN”), and Steward Accountable Care Network, Inc. (“SACN”), each a “Target” and, collectively, the “Targets”), (xi) Sparta Holding Co. LLC (the “Seller”), and (xii) Steward Health Care System LLC (“Parent” and, together with the Seller, the “Seller Parties”), pursuant to which the Company has agreed to acquire the Medicare value-based care business of the Seller Parties (the “Business”).

The Merger Agreement provides, among other things, that the parties will concurrently merge (i) Merger Sub I with and into SACN Holdco, with SACN Holdco as the surviving corporation, (ii) Merger Sub II with and into SNCN Holdco, with SNCN Holdco as the surviving corporation and (iii) Merger Sub III with and into SICN Holdco, with SICN Holdco as the surviving corporation (subclauses (i), (ii), and (iii), collectively, the “Initial Merger”). Immediately following the Initial Merger, the parties will merge (i) SACN Holdco with and into Merger LLC I, with Merger LLC I as the surviving company, (ii) SNCN Holdco with and into Merger LLC II, with Merger LLC II as the surviving company, and (iii) SICN Holdco with and into Merger LLC III, with Merger LLC III as the surviving company (subclauses (i), (ii) and (iii), collectively, the “Final Merger” and, together with the Initial Merger, the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, the Merger LLCs will survive as wholly owned subsidiaries of the Company.

The aggregate consideration to be paid to the Seller under the Merger Agreement at the closing of the Transactions (the “Closing”) consists of (i) a cash payment of $25.0 million, subject to adjustment as provided in the Merger Agreement, and (ii) 23,500,000 shares (the “Initial Share Consideration”), subject to adjustment as provided in the Merger Agreement, of Class A Common Stock, which the Seller has agreed to distribute to its equityholders immediately following the Closing. Immediately following the Closing, the equityholders of Seller are expected to own, in the aggregate, approximately 21% of the Class A Common Stock. In addition, the Merger Agreement provides that, following the Closing, upon the Company’s achievement of certain milestones specified in the Merger Agreement, the Company will issue to the Seller, for immediate distribution to its equityholders, a number of shares of Class A Common Stock (the “Earnout Share Consideration” and together with the Initial Share Consideration, the “Share Consideration”) that, when added to the Initial Share Consideration, would have represented 41% of the issued and outstanding shares of Class A Common Stock as of the Closing, in each case after giving effect to issuances of Class A Common Stock between the Closing and June 30, 2023 in connection with the exercise of warrants to purchase Class A Common Stock outstanding as of the Closing, the potential earnout under the CareMax/IMC Transaction and any forfeitures, surrenders or other dispositions to the Company of Class A Common Stock outstanding as of the Closing. If not previously issued, the Earnout Share Consideration will also be issuable upon a Change in Control (as defined in the Merger Agreement) of the Company.

CUSIP No. 244413 100	Page 7 of 9 Pages

The Merger Agreement also provides that, in addition to the Share Consideration, at the Closing the Company will issue to certain equityholders of the Seller shares of a newly designated series of preferred stock of the Company, which will provide for voting rights to such Seller equityholders, until the earlier of (i) the two year anniversary of the Closing and (ii) the issuance of the Earnout Share Consideration, in an amount equivalent to the voting rights of the Earnout Share Consideration distributable to such Seller equityholders on certain discrete matters where such Seller equityholders are permitted to vote the Company’s securities in their discretion under an investor rights agreement to be entered into in connection with the Closing.

The Merger Agreement also provides for cash payments based on certain accounts receivable of the Targets.

The consummation of the Transactions is subject to closing conditions set forth in the Merger Agreement, including approval by the Company’s stockholders for purposes of compliance with the rules of the Nasdaq Stock Market LLC, and receipt of regulatory approvals.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text thereof, a copy of which has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 1, 2022.

Support Agreement

On May 31, 2022, Deerfield Partners entered into a Support Agreement (the “Support Agreement”) with the Company pursuant to which Deerfield Partners has agreed to vote all shares of Class A Common Stock owned by it (i) in favor of the approval of the Merger Agreement and the Transactions (including the issuance of Class A Common Stock to Seller pursuant to the Merger Agreement) and any other matter reasonably necessary for the consummation of the transactions contemplated by the Merger Agreement and the Transaction and considered and voted upon by stockholders of the Company upon the recommendation of the board of directors of the Company and (ii) against any proposal, action or agreement that, to the knowledge of Deerfield Partners, following notice from the Company, would reasonably be expected to result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled. Pursuant to the Support Agreement, Deerfield Partners also agreed not to sell, transfer, or encumber any such shares of Class A Common Stock (subject to customary exceptions for transfers to affiliates that agree to the same obligations) until the earliest of (i) the Closing, (ii) the date of the termination, or of certain modifications to, the Merger Agreement or related documents as set forth in the Support Agreement, or (iii) February 25, 2023.

The foregoing summary of the Support Agreement is not complete and is qualified in its entirety by reference to the full text thereof, a copy of which has been filed or incorporated by reference as Exhibit 10 to this Schedule 13D.

CUSIP No. 244413 100	Page 8 of 9 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit No.	Description

10	Support Agreement, dated as of May 31, 2022, by and between CareMax, Inc. and Deerfield Partners, L.P., incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2022.

CUSIP No. 244413 100	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2022

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact